SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Prana drug treatment PBT2 named one of Top Neuroscience Projects to Watch

Prana drug treatment PBT2 named one of Top Neuroscience Projects to Watch

Highlights

•	PBT2 selected as one of the most attractive neuroscience opportunities in the industry
•	Independent panel says PBT2 potentially meets a large, unmet market
•	Prana to present at Therapeutic Area Partnerships on Nov 18-20, 2013 in Boston, USA

MELBOURNE, September 3, 2013 : Prana Biotechnology (ASX:PBT / NASDAQ:PRAN), a leading global developer of first-in-class treatments for neurodegenerative disease, is pleased to announce Elsevier Business Intelligence has named clinical drug PBT2 as one of the Top 10 Neuroscience Projects to Watch.

Prana is developing PBT2 as a treatment for Huntington’s and Alzheimer’s disease.

The top 10 list is selected by an independent panel each year to highlight compounds which address a large, unmet market, strong science and a diversity of indications. Other criteria include the potential for new opportunities beyond initial indications, multi-level partnering opportunities and a strong company behind the compound.

Companies selected in the Top 10 Neuroscience Projects to Watch were screened against strict criteria and are considered the most attractive neuroscience opportunities in the industry. Past Top 10 candidates have signed $US17 billion in potential acquisitions and alliances including Vectura, AVEO, Trophos, BiPar, Myogen, Sirtris and Kosan.

Prana will present the latest research on PBT2 to more than 250 guests at Windhover’s Therapeutic Area Partnerships meeting on November 18-20, 2013 at the Hyatt Regency in Boston, USA.

“We are very pleased to have PBT2 recognised as one of the most promising treatments under development,” said Prana’s Chairman and CEO Mr Geoffrey Kempler.

“There currently exists very limited treatment options for Huntington’s disease, which affects about 30,000 in the US and 1200 people in Australia. Current treatment options for Alzheimer’s disease are also limited and focus on the symptoms of the disease rather than the cause.”

In July, Prana completed Reach2HD, a Phase II clinical trial investigating PBT2 as a treatment for Huntington’s disease, and is expected to release results in October 2013.

Results from the Phase II IMAGINE trial of PBT2 in patients suffering Alzheimer’s disease are expected to be announced in March 2013.

Data from an earlier trial on PBT2 has been published in Lancet Neurology and Journal of Alzheimer’s Disease, showing PBT2 significantly changed Abeta levels in spinal fluid and significantly improved the cognition of Alzheimer’s disease patients.

Contacts:

USA: Vivian Chen Grayling T: +1 646-284-9472 Vivian.Chen@grayling.com	Australia: Investor Relations Rebecca Wilson T: +61 3 8866 1216 E: rwilson@buchanwe.com.au	Media Relations Ben Oliver T: +61 3 8866 1233 E: boliver@buchanwe.com.au

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 6, 2013